SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 5)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (Issuer)

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.

(Names of Filing Persons (other person(s))

Common Shares, $0.01 Par Value Per Share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel

American Financial Group, Inc.

 301 East Fourth Street, 27th Floor

Cincinnati, Ohio 45202

Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Thomas M. Cerabino, Gregory B. Astrachan and Todd G. Cosenza	Todd E. Freed, Jon A. Hlafter and Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP
Willkie Farr & Gallagher LLP	4 Times Square
787 Seventh Avenue New York, New York 10019-6099 Telephone: (212) 728-8111	New York, New York 10036 Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$314,734,608	$31,694

*	The maximum aggregate value was determined based upon the sum of: (1) 9,727,191 common shares multiplied by $32.00 per share (excluding common shares owned by subsidiaries of AFG); (2) stock options to purchase 180,000 common shares with an exercise price per share below $32.00 multiplied by $7.78 per share (the difference between $32.00 and the weighted average exercise price of $24.22 per share); and (3) 64,503 restricted common shares multiplied by $32.00 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $31,694	Filing Party: National Interstate Corporation
Form or Registration No.: Schedule 14A	Date Filed: August 15, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) American Financial Group, Inc. (“AFG”), an Ohio corporation, (ii) Great American Insurance Company (“Parent”), an Ohio corporation and a direct wholly-owned subsidiary of AFG, and (iii) National Interstate Corporation (the “Company”), an Ohio corporation (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 25, 2016, as amended by Amendment No. 1, dated as of August 15, 2016 (the “Merger Agreement”), by and among Parent, GAIC Alloy, Inc., an Ohio corporation (“Merger Sub”), and the Company. Pursuant to the Merger Agreement, on November 10, 2016, Merger Sub merged with and into the Company, the separate corporate existence of Merger Sub ceased and the Company continued its corporate existence under Ohio law as the surviving corporation in the merger (the “Merger”). As a result of the Merger, Merger Sub is no longer a Filing Person.

The Company filed with the SEC a definitive proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors solicited proxies from shareholders of the Company (the “Shareholders”) in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A-1 and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

 Item 15. Additional Information

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On November 10, 2016, at a special meeting of the Shareholders, (i) the holders of a majority of the outstanding common shares of the Company, par value $0.01 per share (the “Common Shares”) and (ii) the holders of a majority of the outstanding Common Shares other than Parent, Merger Sub and their respective affiliates voted to adopt the Merger Agreement.

On November 10, 2016, the Company filed a Certificate of Merger with the Secretary of State of the State of Ohio, pursuant to which Merger Sub was merged with the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Common Share (other than Common Shares owned by the Company, any wholly-owned subsidiary of the Company, Parent and Merger Sub) were converted into the right to receive $32.00 per Common Share in cash, without interest and less any required withholding taxes (the “Merger Consideration”). In addition, the Company declared a special cash dividend of $0.50 per Common Share payable immediately prior to the Effective Time to Shareholders of record as of such time (the “Special Dividend”).

At the Effective Time, each outstanding option to purchase Common Shares granted under the Company’s Long Term Incentive Plan (the “Company Options”), whether or not vested, was cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (a) the excess, if any, of (i) the sum of the Merger Consideration and $0.50 over (ii) the per share exercise price for such Company Option and (b) the total number of Common Shares underlying such Company Option, less applicable taxes required to be withheld. In addition, at the Effective Time, each outstanding award of restricted Common Shares granted under the Company’s Long Term Incentive Plan (the “Company Restricted Share Awards”) was cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Common Shares subject to such Company Restricted Share Award, less applicable taxes required to be withheld. In addition, each Company Restricted Share Award entitles the holder of the shares thereunder to the Special Dividend. All such payments in respect of the Company Options and Company Restricted Share Awards will be made by the surviving corporation, without interest, as promptly as reasonably practicable following the Effective Time, and in no event later than 10 business days thereafter.

As a result of the Merger, the Common Shares will cease trading on the NASDAQ Global Select Market and become eligible for termination of registration under the Exchange Act. Accordingly the Company will file with the SEC a Certification and Notice of Termination of Registration on Form 15 with respect to the Common Shares, requesting that the Common Shares be deregistered under the Exchange Act and that the reporting obligations of the Company with respect to the Common Shares under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 16. Exhibits

(a) (1) Proxy Statement of National Interstate Corporation (incorporated herein by reference to the Schedule 14A filed with the SEC on October 11, 2016 and all amendments and supplements thereto, including the supplement filed concurrently with this Transaction Statement) (the “Proxy Statement”).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release of the Company, dated as of July 25, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on July 26, 2016).

(a) (6) Press Release of AFG, dated as of July 25, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on July 25, 2016).

(a) (7) Joint Press Release of AFG and the Company, dated as of November 10, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on November 10, 2016).

(b) None.

(c) (1) Opinion of Morgan Stanley (incorporated herein by reference to Annex A-3 of the Proxy Statement).

(c) (2)† Presentation to the Special Committee of the Board of Directors of the Company, dated May 19, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (3)*† Presentation to the Special Committee of the Board of Directors of the Company, dated May 26, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (4)† Negotiating Presentation delivered by Morgan Stanley & Co. LLC to AFG on June 2, 2016.

(c) (5)† Presentation to the Special Committee of the Board of Directors of the Company, dated July 1, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (6)† Presentation to the Special Committee of the Board of Directors of the Company, dated July 8, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (7)† Presentation to the Special Committee of the Board of Directors of the Company, dated July 18, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (8)† Presentation to the Special Committee of the Board of Directors of the Company, dated July 20, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (9)† Presentation to the Special Committee of the Board of Directors of the Company, dated July 24, 2016, presented by Morgan Stanley, provided to the Special Committee.

(d) (1) Agreement and Plan of Merger, dated July 25, 2016, as amended by Amendment No. 1, dated as of August 15, 2016, by and among Great American Insurance Company, GAIC Alloy, Inc., and the National Interstate Corporation (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d) (2) Voting Agreement, dated as of July 25, 2016, by and among Great American Insurance Company, National Interstate Corporation, Alan R. Spachman, The Hudson Investment Trust, Alan R. Spachman Revocable Trust Under Deed Dated 5/23/2007, and Florence McDermott Spachman Revocable Trust (incorporated herein by reference to Annex A-2 of the Proxy Statement).

(f) Section 1701.85 of the Ohio General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).

(g) None.

* Confidential treatment has been requested with respect to the redacted portions of these discussion materials.

† Previously filed.

 SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 10, 2016

NATIONAL INTERSTATE CORPORATION

By:	/s/ Arthur J. Gonzales
Name:	Arthur J. Gonzales
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Mark A. Weiss
Name:	Mark A. Weiss
Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Sue A. Erhart
Name:	Sue A. Erhart
Title:	Senior Vice President and General Counsel

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